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                                                           OMB APPROVAL
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                      UNITED STATES                OMB Number:         3235-0058
           SECURITIES AND EXCHANGE COMMISSION      Expires:         May 31, 1997
                 Washington, D.C. 20549            Estimated average burden
                                                   hours per response ..... 2.50
                       FORM 12b-25                 -----------------------------
               NOTIFICATION OF LATE FILING         -----------------------------
                                                           SEC FILE NUMBER

                                                   -----------------------------
                                                   -----------------------------
                                                            CUSIP NUMBER

                       (Check One):                -----------------------------

[ ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB  [ ] Form N-SAR

                  FOR PERIOD ENDED:     July 12, 1998
                                      -----------------

                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-QSB
                  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------------

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Harvest Restaurant Group, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

1250 N.E. Loop 410, Suite 335
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Address of Principal Executive Office (Street and Number)

San Antonio, Texas  78209
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)        The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)        The subject annual report,  semi-annual  report,  transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                    10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)        The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Certain information with respect to the closure of restaurants and settlements of liabilities was not received timely. Such information is material to the financial statements.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Joe Fazzone                       210                  824-2496
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           (Name)                 (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes   [ ] No


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


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During  the  quarter  ended  07/12/98,   the  Company  closed  its  3  remaining
restaurants. The Company will record a charge to operations of approximately $1,150,000 associated with a loss on restaurant closures.




                         Harvest Restaurant Group, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   August 26, 1998                By: /s/  Joseph Fazzone
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

       Intentional misstatements or omissions of fact constitute
           Federal Criminal Violations (See 18 U.S.C. 1001).




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